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                                                                       EXHIBIT 8

                                 March 24, 1999

VIA FACSIMILE

Mr. Gene Kleinhendler
Kleinhendler & Halevy
30 Kalisher St
Tel Aviv, Israel 65257

Re:      ESC Medical Systems Ltd. (the "Company")

Dear Gene:

                  We are in receipt of your letter dated March 24, 1999. Messrs. Genger and Gottstein have carefully considered the Company's proposed substitutions of two nominees to the Board of Directors in lieu of two of the nominees of Messrs. Genger and Gottstein. After such consideration, Mr. Genger and Mr. Gottstein have declined to modify their proposal. They note, however, that the directors of the Board are free to substitute its two nominees for two existing non-management directors if they so choose. Mr. Genger and Mr. Gottstein also want to emphasize that the two outside, independent directors of Trans-Resources, Inc. proposed by them, Mr. Spencer and Mr. Tadmor, are not employees of Trans-Resources, Inc. and in no way can these individuals be considered to be persons under the control of Mr. Genger. In any event, these two individuals, together with Mr. Hardy, would constitute less than a majority of the Company's Board of Directors as proposed to be restructured.

                  As two of the Company's largest shareholders, Messrs. Genger and Gottstein believe that the Company's shareholders should have the right to a Board of Directors which include representatives that are acceptable to them, and a majority of which are not beholden to current management in any way. Furthermore, they believe that it is not the exclusive province of the Board of Directors to determine the entire composition of the Board. The events that have occurred during recent months and weeks, including the significant deterioration in market value of the Company's stock and its profitability, have further convinced Mr. Genger and Mr Gottstein that the Board needs to be restructured. Additionally, in light of the Board of Directors' recent actions, it has become apparent that there will be a need for the restructured Board of Directors to evaluate whether changes and/or additions to management, including the possible replacement of the chief executive, are necessary or desirable. Mr. Genger's and Mr. Gottstein's current proposal is the minimum that they will accept in terms of restructuring the Board.

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                  Accordingly, failing your acceptance of Messrs. Genger's and
Gottstein's proposal by the close of business on March 25, 1999, Los Angeles time, Mr. Genger and Mr. Gottstein intend to take all steps necessary to convene an extraordinary general meeting of shareholders pursuant to Section 109 of the Israel Companies Ordinance for the purpose of replacing all of the current directors (other than Mr. Hardy and possibly Mr. Eckhouse) with their proposed nominees. We reiterate, however, that it is not Mr. Genger's nor Mr. Gottstein's intention to control the Company, but rather to restructure the Board of Directors with an independent Board that can honestly evaluate the Company's strengths and weaknesses, restore profitability and credibility to the Company and enhance the ability of the Company to maximize shareholder value.

                  We await your reply.

                                             Very truly yours,

                                             /s/ Joseph J. Giunta

cc:      Arie Genger
         Barnard J. Gottstein

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